[LOGO] Industry Canada                      Industrie Canada
CERTIFICATE                                          CERTIFICAT
OF AMENDMENT                                         DE MODIFICATION

CANADA BUSINESS                                      LOI CANADIENNE SUR
CORPORATIONS ACT                                     les societes PAR ACTIONS

Stantec Inc.                                         301878-4
Name of corporation-Denomination de la societe       Corporation number-Numero de la societe

I hereby certify that the articles of the            Je certifie que les statuts de la societe
above-named corporation were amended:                susmentionnee ont etc modifies:

a) under section 13 of the Canada                    [ ] a) en vertu de 1'article 13 de la Loi
   Business Corporations Act in                             canadienne sur les societes
   accordance with the attached notice;                     par actions, conformement a 1'avis ci-joint;
b) under section 27 of the Canada                    [ ] b) en vertu de 1'article 27 de la Loi
   Business Corporations Act as set out in                  canadienne sur les societes par
   the attachedarticles of amendment                        actions, tel qu'il est indique dans les
   designating a series of shares;                          clauses modificatrices ci-jointes
                                                            designant une serie d'actions;
c) under section 179 of the Canada                   [ ] c) en vertu de 1'article 179 de la Loi
   Business Corporations Act as set out in                  canadienne sur les societes par
   the attached articles of amendment;                      actions, tel qu'il est indique dans les
                                                            clauses modificatrices ci-jointes;
d) under section 191 of the Canada                   [ ] d) en vertu de 1'article 191 de la Loi
   Business Corporations Act as set out in                  canadienne sur les societes par
   the attached articles of reorganization;                 actions, tel qu'il est indique dans les
                                                            clauses de reorganisation ci-jointes;

/s/ RICHARD G. SHAW                                      June 10, 2005 / le 10 juin 2005
------------------------------------------
Richard G. Shaw                                        Date of Amendment - Date de modification
Director - Directeur

[CANADA LOGO]

[LOGO] INDUSTRY CANADA    INDUSTRIE CANADA
                                                                  FORM 4                   FORMULE 4
       CANADA  BUSINESS   LOI REGISSANT LES SOCIETES       ARTICLES OF AMENDMENT     CLAUSES MOD1FICATRICES
       CORPORATIONS ACT   PAR ACTIONS DE REGIME FEDERAL     (SECTION 27 OR 177)        (ARTICLE 27 OU 177)

1 - Name of Corporation - Denomination de la societe     2 - Corporation No - N(0) de la societe
                       STANTEC INC.                                        301878-4

3 - The articles of the above-named corporation are          Les statuts de la societe ci-dessus sont modifie de la facon suivante:
    amended as follows:

Pursuant to section 173(1)(m) of the Canada Business Corporations Act, the Articles of the Corporation be amended by adding the following provision to the end of item 5 of the Articles:

            "Subject to the foregoing, the directors may, between annual general meetings of the shareholders, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual general meeting of shareholders, but the total number of additional directors so appointed shall not at any time exceed one-third of the number of directors who held office at the conclusion of the last annual general meeting of shareholders."

Date            Signature  /s/ JEFFERY S. LLOYD  Title - Titre
  June 3, 2005             --------------------          Secretary
                           Jeffrey S. Lloyd

                                                 FOR DEPARTMENTAL USE ONLY - A L
                                                 'USAGE DU-MINISTERE SEULEMENT
                                                 Filed - Deposee

[Industry Canada LOGO]                        Industrie Canada

Certificate of Amendment                      Certificat de modification

Canada Business Corporations Act              Loi canadienne sur les societes
                                              par actions

               Stantec Inc.                                                301878-4
------------------------------------------------     ----------------------------------------------------------
Name of corporation-Denomination de la societe          Corporation number-Numero de la societe

I hereby certify that the articles of the               Je certifie que les statuts de la societe susmentionnee
above-named corporation were amended:                   ont ete modifies:

a) under section 13 of the Canada Business           [ ] a) en vertu de 1'article 13 de & Loi
   Corporations Act in accordance with the               canadienne sur les societes par actions, conformement
   attached notice;                                      a l'avis ci-joint;

b) under section 27 of the Canada Business           [ ] b) en vertu de 1'article 27 de la Loi
   Corporations Act as set out in the attached           canadienne sur les societes par actions, tel qu'il est
   articles of amendment designating a series of         indique dans les clauses modificatrices ci-jointes
   shares;                                               designant une serie d'actions;

c) under section 179 of the Canada Business          [ ] c) en vertu de 1'article 179 de la Loi
   Corporations Act as set out in the attached           canadienne sur les societes par actions, tel qu'il est
   articles of amendment;                                indique dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business          [ ] d) en vertu de 1'article 191 de la Loi
   Corporations Act as set out in the attached           canadienne sur les societes par actions, tel qu'il est
   articles of reorganization;                           indique dans les clauses de reorganisation ci-jointes;

                                            May 17, 2002 / le 17 mai 2002

Director - Directeur                   Date of Amendment - Date de modification

[Canada LOGO]

Industry Canada            Industry Canada                      FORM                    FORMULE 4
[ILLIGIBLE] Business       Loi Canadian suies           ARTICLES OF AMENDMENT       CLAUSES MODIFICATRICES
Corporation Act            Societies per actions          (SECTION 27 OR 177)         (articles 27 ou 177)

-- Name of the Corporation - Denomination soclate de la societe     2 -- Corporation No, - N' de La  soclete

   STANTEC INC.                                                          301878-4

3 -- The articles of the above-named                                Les statuts de la soclete mentionnee
     corporation are amended as follows:                            cl-clessus sent modifies de la facon
                                                                    sulvante:

     Pursuant to section 173(l)(h) of the Canada Business Corporationn Act, the Articles of the Corporation be amended by changing each of the Common Shares currently issued and oustanding in the capital of the Corporation into two (2) Common Shares,

Date                                    Signature                                         4 -- Capacity of - En quallte de
                                        [ILLIGIBLE]                                            Secretary
     May 3, 2002

For Departmental Use Only               Printed Name - Norn en lattras moultes
A l'usage du ministere seulament                Jeffrey  S.   Lloyd                             [CANAND LOGO]
:Deposee   MAY - 6 2002;

[LOGO]      Industry Canada   Industrie Canada

CERTIFICATE                                   CERTIFICAT
OF AMENDMENT                                  DE MODIFICATION

CANADA BUSINESS                               LOI CANADIENNE SUR
CORPORATIONS ACT                              les societes PAR ACTIONS

Stantec Inc.                                                        301878-4
Name of corporation-Denomination de la societe           Corporation number-Numero de la societe

I hereby certify that the articles of the                Je certifie que les statuts de la societe
above-named corporation were amended:                    susmentionnee ont etc modifies:

(a) under section 13 of the Canada Business          [ ] (a) en vertu de 1'article 13 de la Loi canadienne
Corporations Act in accordance with the attached         sur les societes par actions, conformement a
notice;                                                  1'avis ci-joint;

(b) under section 27 of the Canada Business          [ ] (b) en vertu de 1'article 27 de la Loi canadienne
Corporations Act as set out in the                       sur les societes par actions, tel qu'il est
attachedarticles of amendment designating a series       indique dans les clauses modificatrices ci-jointes
of shares;                                               designant une serie d'actions;

(c) under section 179 of the Canada Business         [ ] (c) en vertu de 1'article 179 de la Loi canadienne
Corporations Act as set out in the attached              sur les societes par actions, tel qu'il est
articles of amendment;                                   indique dans les clauses modificatrices
                                                         ci-jointes;

(d) under section 191 of the Canada Business         [ ] (d) en vertu de 1'article 191 de la Loi canadienne
Corporations Act as set out in the attached              sur les societes par actions, tel qu'il est
articles of reorganization;                              indique dans les clauses de reorganisation
                                                         ci-jointes;

/s/ RICHARD G. SHAW
--------------------
Richard G. Shaw                 OCTOBER 28, 1998/LE 28 OCTOBER 1998
Director - Directeur            Date of Amendment - Date de modification

[CANADA LOGO]

[LOGO] INDUSTRY CANADA    INDUSTRIE CANADA
                                                                  FORM 4                   FORMULE 4
       CANADA  BUSINESS   LOI REGISSANT LES SOCIETES       ARTICLES OF AMENDMENT     CLAUSES MOD1FICATRICES
       CORPORATIONS ACT   PAR ACTIONS DE REGIME FEDERAL     (SECTION 27 OR 177)        (ARTICLE 27 OU 177)

1 - Name of Corporation - Denomination   2 - Corporation No - N(0) de la societe
    de la societe

    STANLEY TECHNOLOGY GROUP INC.        301878-4

3 - The articles of the above-named      Les statuts de la societe ci-dessus
    corporation are amended as follows:  sont modifie de la facon suivante:

Pursuant to section 173(1)(m) of the Canada Business Corporations Act, the Articles of the Corporation be amended by changing the name of the Corporation to "Stantec Inc."

Date                   Signature
                       /s/ JEFFERY S. LLOYD   Title - Titre
    October 15, 1998   Jeffrey S. Lloyd                       Secretary

                                              FOR DEPARTMENTAL USE ONLY - A
                                              L'USAGE DU-MINISTERE SEULEMENT
                                              Filed - Deposee

[ gif] Industry Canada  Industrie Canada

RESTATED CERTIFICATE                     CERTIFICAT
OF INCORPORATION                         DE CONSTITUTION A JOUR

CANADA BUSINESS                          LOI CANADIENNE SUR
CORPORATIONS ACT                         LES SOCIETES PAR ACTIONS

STANLEY TECHNOLOGY GROUP INC.                   301878-4

--------------------------------        ----------------------------------------
Name of corporation-Denomination        Corporation number -Numero de la societe
de la societe

I hereby certify that the articles   Je certifie que les statuts constitutifs de
of incorporation of the above-named  la societe susmentionnee ont etc mis a
corporation were restated under      jour en vertu de 1'article 180 de la Loi
section 180 of the Canada Business   canadienne sur les societes par actions,
Corporations Act as set out in the   tel qu'il est hidique dans les statuts mis
attached restated articles of        a jour ci-joints.
incorporation.

/s/ ILLEGIBLE                         JUNE 2, 1998/LE 2 JUIN 1998
Director - Directeur                  Effective Date of Restatement -
                                     Date d' entree en vigueur de la mise a jour
CANADA

[LOGO]   INDUSTRY CANADA   INDUSTRIE CANADA                FORM 7                 FORMULE 7

         CANADA BUSINESS   LOI REGISSANT LES SOCIETES      RESTATED ARTICLES OF   STATUS CONSTITUTIFS
         CORPORATIONS ACT  PAR ACTIONS DE REGIME FEDERAL   INCORPORATION           MIS A OF JOUR

--------------------------------------------------------------------------------
1  - Name of Corporation - Denomination de la societe     Corporation No. - N(0)

     STANLEY TECHNOLOGY GROUP INC.                        301878-4
--------------------------------------------------------------------------------

2  - The place in Canada where the registered             Lieu au Canada ou doit
     office is to be situated                              etre siege social

                                EDMONTON, ALBERTA

3  - The classes and any maximum number of                Categories et tout
     shares that the corporation is                       nombre maximal d'
     authorized to issue                                  actions que la
                                                          societe est autorisee
                                                          a emettre

      -     an unlimited number of Common Shares; and

      -     an unlimited number of Preferred Shares, issuable in series.

      3.1   COMMON SHARES

            The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

            3.1.1 Dividends

                  The holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. 3.1.2 Dissolution In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

            3.1.3 Voting Rights

                  The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

            3.1.4 Priority

                  3.1.4.1 The Common Shares shall rank junior to all other
                          classes of shares of the Corporation with respect to a distribution of assets in the event of liquidation, dissolution or winding-up.

                  3.1.4.2 The Common Shares shall rank junior to the Preferred
                          Shares with respect to entitlement to dividends.

3.2 PREFERRED SHARES

      The Preferred Shares, as a class, shall be designated as Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

      3.2.1 Issuable in Series

            The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the board of directors of the Corporation.

      3.2.2 Establishment of the Attributes of the Series

            The board of directors of the Corporation is authorized before the issue of any Preferred Shares of any series, to determine the designation, rights, privileges, restrictions and conditions to be attached to each such series of Preferred Shares, including, without limitation:

      (a) the rate or rates, amount and method or methods of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate(s), amount or method(s) of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates, if any, from which any such dividends shall accrue;

      (b) any rights of redemption or purchase or both and the redemption or purchase prices and terms and conditions of any such rights;

      (c) any rights of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

      (d)   any conversion or exchange rights;

      (e) any rights to receive the remaining property of the Corporation upon the dissolution, liquidation or wind-up of the Corporation, whether voluntary or involuntary, or any distribution of the assets or return of capital of the Corporation among its shareholders for the purpose of winding-up its affairs;

      (f)   any sinking fund or purchase fund;

      (g)   any voting rights; and

      (h) other provisions, if any, to be attached to each series of Preferred Shares,

      the whole subject to the issue by the Director appointed under the Canada Business Corporations Act, as amended from time to time, of a certificate of amendment in respect of articles of amendment in prescribed form to designate each series of Preferred Shares.

      3.2.3 Ranking

            No rights, privileges, restrictions or conditions attached to a series of Preferred Shares shall confer upon the shares of such series a priority over shares of any other series of Preferred Shares with respect to the payment of dividends or the return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any distribution of the assets or return of capital of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares shall rank senior to the Common Shares with respect to entitlement to dividends. The Preferred Shares shall rank senior to all other classes of shares with respect to a distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any amount of cumulative dividends, whether or not declared, or declared non-cumulative dividends or any amount payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation in respect of the shares of a series of Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Preferred Shares in respect of all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends or all amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with this section 3.2.3 over any shares ranking junior to the Preferred Shares as may be determined by the terms of such series of Preferred Shares.

      3.2.4 Voting Rights

            Except as hereinafter referred to or as required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

      3.2.5 Amendment with Approval of Holders of Preferred Shares

            The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act or any other statutory provision of like or similar effect, from time to time in force.

      3.2.6 Approval of Holders of Preferred Shares

            The approval of the holders of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preferred Shares as a class or of any other matter requiring the consent of the holders of the Preferred Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all holders of Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Preferred Shares duly called for that purpose. The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders and as required by the Canada Business Corporations Act, as amended from time to time. On every poll taken at every meeting of holders of Preferred Shares as a class, each holder of Preferred Shares entitled to vote thereat shall have one vote in respect of each Preferred Share held.

4 - Restrictions, if any,                     Restrictions sur le transfert des
    on share transfers                        actions, s'il y a lieu
                                          N/A

5 - Number (or minimum and                    Nombre (ou nombre minimal et
    maximum number) of directors              maximal) d'administrateurs

    Minimum of three (3) and maximum of
    twenty (20).

6 - Restrictions, if any, on business         Limites imposees a I'activite
    the corporation may carry on              commerciale de la societe,
                                              s'il y a lieu
                                          N/A

7 - Other provisions, if any                  Autres dispositions, s'il y a lieu

                                          N/A

The foregoing restated articles of            Cette mise a jour des status
incorporation correctly set out,              constitutifs demontre exactement,
without substantive change the                sans changement substantial, les
corresponding provisions of the               dispositions correspondants des
articles of incorporation as                  status constitutifs modifies qui
amended and supersede the original            remplacent les status constitutifs
articles of incorporation                     originaus

Signature            Date                          FOR DEPARTMENTMENTAL USE ONLY

/s/ JEFFREY S.LLOYD   D-J      M     Y-A      A L'USAGE DU MINISTERS DEULEMENT
                    |1 | 4  |0 |5  |9  | 8
Title -Titre                                  Filed - Deposee
   JEFFREY S. LLOYD, SECRETARY